October 16, 2013

By EDGAR

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Ms. Blye,

Thank you for your letter dated September 18, 2013 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) filed on March 22, 2013 (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold text, and have provided our responses immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2012

Our activities in certain countries may be affected by international sanctions.

1. We note from your disclosure that you continue to operate in Cuba. As you know, Cuba is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please provide us with information regarding your contacts with Cuba since your letter to us dated August 2, 2010. Your response should describe any equipment, components, technology, services, information, or support you have provided into Cuba, whether through direct or indirect arrangements, and any agreements, arrangements, or other contacts you have had with the Cuban government or entities it controls.

1.1.	Partnership in offshore exploration block

In 2006, Hydro Oil & Gas Cuba AS (“Hydro”), a subsidiary of Norsk Hydro ASA, entered into a partnership for 30% equity in an exploration license with Repsol YPF (40%) (Operator) and ONGC Videsh Limited (30%) (an Indian oil and gas company) covering 11,300 square kilometres in six deep-water exploration blocks in the Cuban Exclusive Economic Zone. Statoil entered the license as part of the merger with the oil and energy division of Norsk Hydro ASA on October 1, 2007. In connection with acquiring equity in the license Hydro provided a bank guarantee for its share of the commitments in favour of Cupet (Cuban national oil company). At that time, the license had already acquired seismic data and drilled one commitment well (Yamagua-1) with a further well commitment remaining on the license.

Information regarding Statoil’s activities in Cuba since Statoil’s August 2, 2010 letter to the Staff is discussed below:

Asset, expenditures and agreements

As set forth in the August 2, 2010 response letter to the Staff, agreement had been reached with the Cuban authorities to extend the fourth exploration period and requiring the second commitment well (Jagüey-1) to be drilled by September 18, 2011 and setting new license expiry date of September 18, 2012. Formal approval was awaited.

Following submission of our August 2, 2010 response letter, MINBAS (Cuban Ministry of Basic Industry) formally approved the license extension until September 2012, on the condition that the Joint Venture (Repsol YPF Cuba S.A, ONGC Videsh Limited and Statoil Oil & Gas Cuba AS) accepted another well commitment (third commitment well), secured with a bank guarantee of USD 10 million.

Statoil’s main activity has been related to the drilling of the second commitment well (Jagüey-1). No other significant activity has taken place since Statoil (formerly Hydro) entered the license.

The Jagüey-1 was drilled in the period from January 31, 2012 to May 22, 2012 by Saipem’s Scarabeo 9 rig, and the bank guarantee provided when entering the license was released.

The well did not encounter any hydrocarbons. Due to the outcome of the well, and its implications for further prospectivity in the license, it was decided by the Joint Venture to pay the USD 10 million penalties tied to the third commitment well, and to start the process to relinquish the license. The license expired in September 2012, and all activity by the Operator on behalf of the Joint Venture in the period from September 2012 - October 2013 has been related to closing down the activity of the Joint Venture.

Expenditures (Statoil’s share) related to this investment in the period from August 2, 2010 – September 30, 2013 were USD 78 million.

All expenditures related to this investment are paid through monthly settlement to the Operator (Repsol YPF Cuba S.A). All payments are made in Euros (EUR).

Total expenditures (Statoil’s share) in the period from 2006 – September 30, 2013 related to this investment were USD 90 million. (We note that this amount was incorrectly stated in the risk factor section of the Annual report on Form 20-F 2012 to be USD 147 million as of December 31, 2012). This figure will be corrected in future filings.

Equipment, technology and services

The Joint Venture contracted Saipem’s Scarabeo 9 rig in January 2010. Exploration drilling operations ended in the second quarter of 2012 and the rig was demobilized.

Technology and services provided by the Joint Venture have been limited to what is customary and required for offshore drilling.

1.2.	New licenses opportunities Offshore Cuba

In May 2010 Statoil signed a Letter of Intent and Confidentiality Agreement with the Cuba National Oil Company with respect to certain new licensing opportunities offshore southern Cuba.

Statoil non-U.S. employees participated in six meetings in the period 2010-2013 with Cupet and Oficina Nacional de Recursos Minerales (“ONRM”) related to this activity and in connection with this incurred a small amount of travel and legal expenses.

Statoil prequalified to become an operator of oil and gas operations in Cuba with ONMR in 2011 and paid a small registration fee to ONRM. Statoil has not made any other payment to the Cuban government or entities it controls related to these negotiations.

As of October 2013, Statoil has decided not to pursue these opportunities further.

Statoil has not been awarded any new licenses in Cuba.

1.3.	Other activities

Statoil ASA from time to time may purchase cargoes of refined petroleum products from non-Cuban trading companies for resale to its customers outside Cuba. In some instances, these cargoes have been comprised of refined petroleum products that were manufactured in Cuba and sold by companies in Cuba for export to non U.S. foreign customers. Statoil ASA, as a Norwegian registered company with its principal place of business in Norway conducts this activity in compliance with existing U.S. and international sanctions. No U.S. subsidiaries or U.S. employees of Statoil are involved in this activity. The amount of these purchases represents less than 1% of total group purchases of refined petroleum products.

In 2011, Statoil sponsored the Cuban conference “Geociencias” in Havana and paid a small sponsorship fee to Sociedad Cubana de Geologia.

2. Please discuss for us the materiality of the contacts with Cuba you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Statoil’s exploration expenditures related to the activity in Cuba described in response to comment 1 above amounted to USD 66 million, USD 11 million and USD 2 million in 2012, 2011 and 2010, respectively. (All expenditures were expensed in Statoil’s consolidated statement of income). Statoil’s total exploration expenditure (including capitalized exploration expenditure) on group level was USD 3.5 billion, USD 3.1 billion and USD 2.8 billion in 2012, 2011 and 2010, respectively. For each of the years 2012, 2011 and 2010, exploration expenditures related to the Cuba investment constituted significantly less than 1% of Statoil’s consolidated exploration expenditures.

Capitalized expenditure in Statoil’s consolidated balance sheet related to the Cuban investment was USD 0 million, USD 12.5 million and USD 12.5 million at year end 2012, 2011 and 2010, respectively. (This was related to the farm-in expense paid to Repsol when entering the license in 2006. An impairment loss was recognized in the income statement in 2012, due to the fact that the license had expired.) Statoil’s total assets at December 31, 2012 were USD 130.7 billion. For each of the years 2012, 2011 and 2010, Statoil’s Cuba-related assets and liabilities constituted significantly less than 1% of its consolidated assets and liabilities.

Statoil did not produce any oil or gas in Cuba during the period of August 2010 – October 2013 and had no Cuba-related revenues over that period. Statoil has no reserves in Cuba.

Statoil has had limited activity in Cuba and is not currently contemplating investment projects in Cuba. From a quantitative point of view, and taking into account the size and diversity of the overall operations of Statoil, we do not believe that the operations in Cuba are material to Statoil, and we do not believe that the operations pose any material risk for its security holders.

We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that Statoil has business interests with countries that the U.S. government has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions. We have also noted the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries. In addition, we have considered, for the purpose of our materiality analysis, that the Cuban government, and entities controlled by the government, may receive payments pursuant to the commercial arrangements related to Statoil’s operations.

Statoil has been operating in Cuba since the merger with Norsk Hydro ASA in 2007. We believe that investors and market analysts are well aware of Statoil’s presence in Cuba, and this has been disclosed in SEC filings. We are not aware that investor sentiment towards Statoil has been significantly adversely impacted by our limited operations in Cuba.

We cannot predict interpretations of, or the implementation policy of the U.S. Government under U.S. economic sanctions. However, we have described the possibility of such sanctions in the risk factor disclosure in our 2012 Form 20-F (see “Our activities in certain countries may be affected by international sanctions” in the risk factor section of our Annual report on Form 20-F 2012), which we believe appropriately conveys the potential risk to our security holders.

If you have any questions relating to this letter, please contact Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 3350 2080 and by email at campbellk@sullcom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ Torgrim Reitan

Torgrim Reitan

cc:       H. Roger Schwall
Pradip Bhaumik
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)